SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS jkaufman@stblaw.com

VIA EDGAR	May 15, 2009

Re:	Nielsen Finance LLC
Registration Statement on Form S-4
Filed April 23, 2009
File No. 333-158730

Mr. Thomas Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of The Nielsen Company B.V., together with its subsidiaries Nielsen Finance LLC and Nielsen Finance Co. (collectively, the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 8, 2009 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-4 (the “Registration Statement”).

For your convenience, we have set forth below the Staff’s comments in italics followed by the Company’s responses thereto. The numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Registration Statement on Form S-4

1.	We note that your Form S-4 does not include disclosure regarding contacts with Syria. Please describe to us any transactions, contracts, agreements and understandings you or any of your subsidiaries or affiliates have entered into relating to Syria, a country identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls, since your letter to us of July 12, 2007. In this regard, we note from your company’s

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Mr. Thomas Kluck	-2-	May 15, 2009

au.nielsen.com website that one of your subsidiaries maintains an office in Syria for Nielsen Syria, which is managed by AC Nielsen.

The Company respectfully advises the Staff that it does not maintain a subsidiary, affiliate or office of any kind in Syria. The reference to a Syrian office on the Company’s au.nielsen.com website is incorrect, and the Company intends to remove it promptly. The Company does not have any agreements, commercial arrangements or other contracts with agencies or departments of the government of Syria or, to its knowledge, entities that are controlled by the government of Syria. The Company also, to its knowledge, does not have any customers incorporated or headquartered in Syria and does not have any assets or liabilities in Syria.

Subsequent to July 12, 2007, the Company has engaged two third-party contractors to collect data in Syria for limited custom research studies. Studies are still in progress, and we currently expect them to be completed in the May-June 2009 timeframe. The Company understands that Syria is the subject of targeted sanction regulations in the United States that prohibit the Company from engaging in transactions with persons or entities that are specifically identified by name as being the target of the sanctions. The local contractors the Company used are not on the Specifically Designated Nationals List maintained by the Treasury Department’s Office of Foreign Asset Control. Therefore, the Company believes it is not doing business with a state sponsor of terrorism and is in full compliance with applicable U.S. laws regarding involvement in Syria.

2.	Please provide an updated materiality analysis of your operations associated with Syria, including their potential impact upon your reputation and share value, since your prior letter to us. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

As referred to in the response to comment 1 above, the Company does not have operations in Syria. The Company’s 2008 revenues associated with the third-party, custom research activities involving Syria were approximately $213,000, while the Company generated revenue of approximately $5,012 million. Accordingly, revenues resulting from activities related to Syria represented less than 0.00005% of the Company’s 2008 revenues. In light of the Company’s insignificant amount of revenue derived from activities related to Syria and lack of any business presence in Syria, it does not view this activity as material to its business.

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Mr. Thomas Kluck	-3-	May 15, 2009

Likewise, consistent with its prior letter to the Staff, dated July 12, 2007, the Company does not believe that the referenced activity has had an impact on its reputation, share value (its equity is not publicly traded) or bond investor sentiment. To date, the Company has not received any inquiries or complaints from investors relating to the Company’s limited activities that may relate to Syria. Thus, from a qualitative and quantitative standpoint, the Company does not believe that the activities related to Syria pose a material risk to its investors, and a reasonable investor would not deem additional information about the Company’s activities relating to Syria important in making an investment decision. Nevertheless, the Company will continue to closely monitor any future activities in Syria for appropriateness and compliance with applicable U.S. laws.

3.	We note an esomar.org directory that lists Cuba, Iran and Sudan, along with Syria, as countries in which you conduct research. Cuba, Iran and Sudan also are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-4 does not include disclosure regarding contacts with Cuba, Iran and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran or Sudan, if any, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

The Company does not have any operations in, or contacts with, Cuba, Iran or Sudan (the “Embargoed Countries”), countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. It has no agreements, commercial arrangements or other contacts with the governments, or entities controlled by the governments, of the Embargoed Countries. To the best of the Company’s knowledge, it derives no revenue from the sale or license of its products or services to customers in the Embargoed Countries, and it has no intention or strategy to develop contacts or activities in these countries. A further explanation of activities with respect to Cuba, Iran and Sudan is set forth below. With respect to past contacts with the Embargoed Countries, the Company is unable to make blanket representations relating to an extended time period, whether before or after the implementation of economic sanctions and export controls. However, after conducting reasonable due diligence with its regional affiliates, the Company has identified certain items in the explanation below, which are the only recent activities that it is aware of related to those countries.

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With respect to Cuba, the Company and its affiliates and distributors do not have contacts with that country. The Company and its affiliates and distributors provide no services or products to Cuba, and have no direct or indirect contacts or communications with the government of Cuba or entities controlled by it. The Company does not work in Cuba in any manner including through a third-party contractor.

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With respect to Iran, the Company and its affiliates and distributors do not have contacts with that country. The Company and its affiliates and distributors provide no services or products to Iran, and have no direct or indirect contacts or communications with the government of Iran or entities controlled by it. The Company does not work in Iran in any manner including through a third-party contractor. In connection with one study completed in 2008 and another study completed in early 2009, Nielsen received from its non-Iranian foreign client certain Iranian consumer-related data prepared by its client. It included that data in multi-country reports prepared for that client. In connection with the Company’s services to that client, no funds were received from, or provided to, any Iranian person or entity. The Company provided no input or commentary, did not opine on the data collection methodology, nor assisted in any way in the collection of the Iranian data.

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With respect to Sudan, the Company and its affiliates and distributors do not have contacts with that country. The Company and its affiliates and distributors provide no services or products to Sudan, and have no direct or indirect contacts or communications with the government of Sudan or entities controlled by it. The Company does not work in Sudan in any manner including through a third-party contractor. We recently responded to a request for proposal from a non-Sudanese foreign client wherein we may include certain Sudanese consumer-related data prepared by the client in a multi-country report. In the event we are engaged for this purpose, no funds will be received from, or provided to, any Sudanese person or entity, and the Company will not provide input or commentary, opine on the data collection methodology or assist in any way in the collection of the Sudanese data.

With respect to the information in the esomar.org directory, we respectfully advise that we cannot be held responsible for the accuracy of information posted by this third party.

The Company is committed to maintaining strict compliance with applicable export control and economic sanctions laws and regulations. It has taken steps to inform its personnel, particularly in the emerging markets and Asia-Pacific regions, of the rules restricting the Company’s ability to do business in or with various countries (including the Embargoed

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Countries). It continues to take action (including the anticipated release of a new and more detailed policy on this subject) to ensure even greater awareness of these issues.

* * * * * * *

In connection with its responses to the Comment Letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please call me (212-455-2948) or Margaret Nicholls (212-455-3498) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman